Exhibit 99.1

FOR RELEASE

Unitil Reports Second Quarter Earnings

HAMPTON, N.H., AUGUST 3, 2021 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income was $2.7 million, or $0.18 in Earnings Per Share (EPS), for the second quarter of 2021, a decrease of $0.4 million in Net Income, or $0.03 per share, compared to the second quarter of 2020. For the second quarter of 2021, higher Gas and Electric Adjusted Margins (a non-GAAP measure) were more than offset by higher operating expenses compared to the same period in 2020. For the six months ended June 30, 2021, the Company reported Net Income of $21.6 million, or $1.44 per share, an increase of $3.3 million, or $0.21 per share, compared to the same six month period in 2020. The Company’s earnings in the first six months of 2021 reflect higher Gas and Electric Adjusted Margins (a non-GAAP measure), partially offset by higher operating expenses. The Company’s GAAP Gas and Electric Gross Margins for the second quarter of 2021 were $16.8 million and $17.9 million, respectively. For the six months ended June 30, 2021, the Company’s GAAP Gas and Electric Gross Margins were $56.4 million and $35.1 million, respectively.

“Robust economic conditions in our regions, as reflected in improving unemployment and strong housing markets, contributed to our solid results in the first half of 2021,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “In the second quarter, we also announced our commitment to net-zero emissions by 2050, which highlights the Company’s focus on environmental stewardship while continuing to provide safe and reliable service for customers.”

Gas Adjusted Gross Margin (a non-GAAP measure1) was $25.0 million and $72.8 million in the three and six months ended June 30, 2021, respectively, increases of $2.1 million and $7.5 million, respectively, compared to the same periods in 2020. The increase in the three month period was driven by higher rates of $1.8 million and $0.3 million from the net favorable effect of customer growth and warmer weather on gas sales. The increase over the six month period was driven by higher rates of $5.1 million and $2.4 million from the net favorable effect of customer growth, colder winter weather and warmer spring weather.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Gas therm sales increased 0.2% and 4.2% in the three and six month periods ended June 30, 2021, respectively, compared to the same periods in 2020. The increase in gas therm sales in the Company’s service areas reflects colder winter weather in the first quarter of 2021 compared to the same period in 2020, and customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 2.1% more Effective Degree Days (EDD) in the first six months of 2021 compared to the same period in 2020, although 6.4% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 2.4% in the first six months of 2021 compared to the same period in 2020. As of June 30, 2021, the number of gas customers served increased by 1,200 over the previous year.

Electric Adjusted Gross Margin (a non-GAAP measure1) was $24.3 million and $48.0 million in the three and six months ended June 30, 2021, respectively, increases of $1.9 million and $2.5 million, respectively, compared with the same periods in 2020. The increase in the three month period was driven by higher rates of $1.0 million and $0.9 million from the favorable effects of customer growth and warmer early summer weather. The increase over the six month period was driven by higher rates of $1.0 million and $1.5 million from the favorable effects of customer growth, colder winter weather and warmer early summer weather.

Total electric kilowatt-hour (kWh) sales increased 5.7% and 3.0%, respectively in the three and six month periods ended June 30, 2021 compared to the same periods in 2020. Sales to Residential customers decreased 2.5% and increased 2.8%, respectively, in the three and six month periods ended June 30, 2021 compared to the same periods in 2020. Sales to Commercial and Industrial (C&I) customers increased 11.9% and 3.1%, respectively, in the three and six month periods ended June 30, 2021 compared to the same periods in 2020. The changes in sales to Residential customers reflects customer growth, the positive effects of colder winter weather, warmer early summer weather, and lower Residential electric sales as the economy continues to fully and safely reopen. The increase in sales to C&I customers reflects customer growth and increased usage due to improving economic conditions. Based on weather data collected in the Company’s electric service areas, on average there were 36.1% more Cooling Degree Days (CDD) in the first six months of 2021 compared to the same period in 2020. As of June 30, 2021, the number of electric customers served has increased by 876 over the previous year.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Operation and Maintenance (O&M) expenses increased $2.9 million and $2.0 million in three and six months ended June 30, 2021, respectively, compared to the same periods in 2020. The increase in the three month period reflects higher labor costs of $1.2 million, higher utility operating costs of $1.1 million, and higher professional fees of $0.6 million. The increase in the six month period reflects higher utility operating costs of $1.4 million, higher labor costs of $0.4 million, and higher professional fees of $0.2 million.

Depreciation and Amortization expense increased $1.3 million and $2.7 million in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020. These increases primarily reflect additional depreciation associated with higher levels of utility plant in service.

Taxes Other Than Income Taxes increased $0.1 million, or 1.6%, for the three months ended June 30, 2021 compared to the same period in 2020, reflecting higher local property taxes on higher utility plant in service. For the six months ended June 30, 2021, Taxes Other Than Income Taxes decreased $0.2 million, or 1.6%, compared to the same period in 2020, reflecting lower payroll taxes, partially offset by higher local property taxes on higher utility plant in service.

Interest Expense, Net increased $0.4 million and $0.9 million, respectively, in the three and six months ended June 30, 2021, compared to the same periods in 2020, reflecting higher interest on long-term debt, partially offset by lower rates on lower levels of short-term debt.

Other Expense (Income), Net decreased $0.3 million and $0.5 million, respectively for the three and six months ended June 30, 2021 compared to the same periods in 2020, reflecting lower retirement benefit and other costs.

Federal and State Income Taxes increased $1.8 million for the six months ended June 30, 2021, respectively, compared to the same period in 2020, reflecting higher pre-tax earnings in the current period.

At its January 2021, April 2021 and July 2021 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.38 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.52 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2021 results on Tuesday, August 3, 2021, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,100 electric customers and 85,600 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment, which the Company divested in the first quarter or 2019. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: unforeseen or changing cirumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; the COVID-19 pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2021 and 2020 is presented in the following table:

Unitil Corporation—Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Change	2021	2020	Change
Gas Therm Sales:
Residential	8.1	9.4	(13.8%)	31.7	31.5	0.6%
Commercial/Industrial	36.4	35.0	4.0%	108.0	102.6	5.3%

Total Gas Therm Sales	44.5	44.4	0.2%	139.7	134.1	4.2%

Electric kWh Sales:
Residential	149.5	153.3	(2.5%)	341.7	332.4	2.8%
Commercial/Industrial	224.0	200.1	11.9%	455.9	442.0	3.1%

Total Electric kWh Sales	373.5	353.4	5.7%	797.6	774.4	3.0%

Gas Revenues	$40.0	$33.7	$6.3	$118.7	$103.9	$14.8
Cost of Gas Sales	15.0	10.8	4.2	45.9	38.6	7.3

Gas Adjusted Gross Margin	25.0	22.9	2.1	72.8	65.3	7.5
Electric Revenues	56.6	50.2	6.4	116.7	110.4	6.3
Cost of Electric Sales	32.3	27.8	4.5	68.7	64.9	3.8

Electric Adjusted Gross Margin	24.3	22.4	1.9	48.0	45.5	2.5

Total Adjusted Gross Margin:	49.3	45.3	4.0	120.8	110.8	10.0

Operation & Maintenance Expenses	17.5	14.6	2.9	34.5	32.5	2.0
Depreciation & Amortization	14.8	13.5	1.3	29.7	27.0	2.7
Taxes Other Than Income Taxes	6.2	6.1	0.1	12.4	12.6	(0.2)
Other Expense (Income), Net	1.1	1.4	(0.3)	2.4	2.9	(0.5)
Interest Expense, Net	6.3	5.9	0.4	13.0	12.1	0.9

Income Before Income Taxes	3.4	3.8	(0.4)	28.8	23.7	5.1
Provision for Income Taxes	0.7	0.7	—	7.2	5.4	1.8

Net Income	$2.7	$3.1	$(0.4)	$21.6	$18.3	$3.3

Earnings Per Share	$0.18	$0.21	$(0.03)	$1.44	$1.23	$0.21

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Supplemental Information

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. Also the Company’s management believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates; resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the following tables the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Three Months Ended June 30, 2021 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$40.0	$56.6	$—	$96.6
Less: Cost of Sales	(15.0)	(32.3)	—	(47.3)
Less: Depreciation and Amortization	(8.2)	(6.4)	(0.2)	(14.8)

GAAP Gross Margin	16.8	17.9	(0.2)	34.5
Depreciation and Amortization	8.2	6.4	0.2	14.8

Adjusted Gross Margin	$25.0	$24.3	$—	$49.3

Three Months Ended June 30, 2020 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$33.7	$50.2	$—	$83.9
Less: Cost of Sales	(10.8)	(27.8)	—	(38.6)
Less: Depreciation and Amortization	(7.4)	(5.9)	(0.2)	(13.5)

GAAP Gross Margin	15.5	16.5	(0.2)	31.8
Depreciation and Amortization	7.4	5.9	0.2	13.5

Adjusted Gross Margin	$22.9	$22.4	$—	$45.3

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Six Months Ended June 30, 2021 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$118.7	$116.7	$—	$235.4
Less: Cost of Sales	(45.9)	(68.7)	—	(114.6)
Less: Depreciation and Amortization	(16.4)	(12.9)	(0.4)	(29.7)

GAAP Gross Margin	56.4	35.1	(0.4)	91.1
Depreciation and Amortization	16.4	12.9	0.4	29.7

Adjusted Gross Margin	$72.8	$48.0	$—	$120.8

Six Months Ended June 30, 2020 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$103.9	$110.4	$—	$214.3
Less: Cost of Sales	(38.6)	(64.9)	—	(103.5)
Less: Depreciation and Amortization	(14.8)	(11.8)	(0.4)	(27.0)

GAAP Gross Margin	50.5	33.7	(0.4)	83.8
Depreciation and Amortization	14.8	11.8	0.4	27.0

Adjusted Gross Margin	$65.3	$45.5	$—	$110.8

Gas GAAP Gross Margin was $16.8 million and $56.4 million in the three and six months ended June 30, 2021, respectively, increases of $1.3 million and $5.9 million, respectively, compared to the same periods in 2020. The increase in the three month period was driven by higher rates of $1.8 million, $0.3 million from the net favorable effect of customer growth and warmer weather, and higher depreciation and amortization of $0.8 million. The increase in the six month period was driven by higher rates of $5.1 million and $2.4 million from the net favorable effect of customer growth, colder winter weather and warmer spring weather, partially offset by higher depreciation and amortization of $1.6 million.

Electric GAAP Gross Margin was $17.9 million and $35.1 million in the three and six months ended June 30, 2021, respectively, increases of $1.4 million and $1.4 million, respectively, compared to the same periods in 2020. The increase in the three month period was driven by higher rates of $1.0 million and $0.9 million from the favorable effects of customer growth and warmer early summer weather, partially offset by higher depreciation and amortization of $0.5 million. The increase in the six month period was driven by higher rates of $1.0 million and $1.5 million from the favorable effects of customer growth, colder winter weather and warmer early summer weather, partially offset by higher depreciation and amortization of $1.1 million.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com